SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001**

Commission file number 1-13179

A. Full title of the Plan:

FLOWSERVE CORPORATION RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office.

FLOWSERVE CORPORATION
222 West Las Colinas Boulevard
Suite 1500
Irving, TX 75039-5421

INDEX TO EXHIBITS at Page 3

REQUIRED INFORMATION

The Flowserve Corporation Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 28.1 to this Report:

(a) Report of Independent Accountants.

(b) Statements of Net Assets Available for Benefits – December 31, 2001 and 2000.

(c) Statement of changes in Net Assets Available for Benefits – Year Ended December 31, 2001.

(d) Notes to Financial Statements.

(e) Schedule H; Line 4i – Schedule of Assets Held for Investment Purposes as of December 31, 2001.

(f) Schedule H; Line 4j – Schedule of Reportable Transactions – Year Ended December 31, 2001.

The Consent of Independent Accountants to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee of Flowserve Corporation, which administers the Flowserve Corporation Retirement Savings Plan, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

Flowserve Corporation Retirement Savings Plan

BY: ____________________
Renee J. Hornbaker
Vice President and Chief Financial Officer

Date: June 26, 2002

INDEX TO EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-62044) and to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-82081 and No. 33-72372) of Flowserve Corporation of our report dated June 26, 2002 relating to the financial statements of the Flowserve Corporation Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, TX
June 26, 2002

Exhibit 28.1

FLOWSERVE CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
WITH REPORT OF INDEPENDENT ACCOUNTANTS

AS OF DECEMBER 31, 2001 AND 2000 AND
FOR THE YEAR ENDED DECEMBER 31, 2001

FLOWSERVE CORPORATION
RETIREMENT SAVINGS PLAN

INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Accountants

To the Audit/Finance Committee of the Board of Directors and
the Pension and Investment Committee of the
Flowserve Corporation Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Flowserve Corporation Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 26, 2002

FLOWSERVE CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Investments, at fair value (see Note 3)	$ 374,797,252	$ 398,160,798
Total investments	374,797,252	398,160,798
Receivables:		
Employer contributions	694,334	1,460,841
Participant contributions	662,342	850,306
Total receivables	1,356,676	2,311,147
Net assets available for benefits	$ 376,153,928	$ 400,471,945

The accompanying notes are an integral part of these financial statements.

FLOWSERVE CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

Additions:	
Investment income:	
Interest income, investments	$ 4,362,209
Dividend income	5,511,906
Interest income, participant loans	718,137
Net depreciation in fair value of investments	(23,731,944)
	(13,139,692)
Contributions:	
Employer contributions	6,996,720
Participant contributions	22,539,381
	29,536,101
Asset transfers from other plans	5,198,234
Other additions	48,571
Total additions	21,643,214
Deductions:	
Payment of benefits	45,897,869
Other deductions	63,362
Total deductions	45,961,231
Decrease in net assets available for benefits	(24,318,017)
Net assets available for benefits:	
Beginning of year	400,471,945
End of year	$ 376,153,928

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the Flowserve Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

In November 2000, the assets of the Ingersoll-Dresser Pump Company Savings and Investment Plan (the "IDP Plan") were transferred to the Flowserve Corporation Retirement Savings Plan. Investments in funds offered under the IDP Plan were transferred to funds administered by Vanguard Fiduciary Trust Company (the "Trustee" or "Vanguard").

On February 1, 2001, the Continental Field Machining Co., Inc. 401(k) Plan sponsored by Cypress Industries, Inc., and the International Piping Services Company 401(k) Profit Sharing Plan sponsored by International Piping Services Co., both wholly owned subsidiaries of Flowserve Corporation, were merged into the Plan. Investments in funds offered under these plans were transferred to funds administered by Vanguard.

Eligibility to participate

Full-time and part-time employees are eligible for participation in the Plan on their hire date.

Participant accounts

Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of investment income of each fund as defined in the Plan agreement.

Contributions

Participant contributions to the Plan are based upon a percentage of a participant's compensation (as defined by the Plan) designated by each participant. Employees have an automatic 3% of compensation deducted for contribution to the Plan unless the employee elects otherwise. Additionally, the maximum contribution rate for participants is 20%, of which $10,500 may be made pre-tax. Contributions made by participants are invested based on each participant's election.

Flowserve Corporation (the "Company") makes matching contributions of 50% of the first 6% of a participant's contributions, except for union employees represented by the United Steelworkers of America at the Vernon, California plant, the United Steelworkers of America, AFL-CIO-CLC, District 30 Local Number 3320 at the Dayton, Ohio plant and foundries (the "Durco Bargaining Unit Employees"), the IAM, District Lodge 1130 at the Cleveland, Ohio plant and the United Steelworkers of America AFL-CIO and its Local 9404 at the Phillipsburg, New Jersey plant whose employer match is 25% of the first 6% of a participant's contribution. The Company matching contributions are allocated in accordance with the individual's investment directions.

Effective July 1, 2000, the Plan was amended to increase the employer match for employees in the bargaining unit represented by the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers AFL-CIO & Local Union No. 628 at the Williamsport, Pennsylvania plant from 25% to 50% of the first 6% of a participant's contribution.

The Company shall make a discretionary matching contribution as a percentage of employee matched contributions for each Plan year based upon the Company meeting its earnings per share target, as determined by the Company in its sole discretion. All Company discretionary contributions are invested in the Company Stock Fund.

Vesting

Participants are immediately vested in their contributions and related earnings or losses thereon. Participants become 20% vested in the Company's contributions and related earnings or losses after one year of service. Vesting increases by 20% for each additional year of service until a participant is fully vested after five years of service.

Forfeitures

Forfeitures are first made available to reinstate previously forfeited account balances of former participants, if any. Remaining forfeitures are used to reduce the Company's contributions. During 2001, $176,501 of employers' matching contributions was forfeited by employees before these amounts became vested. In 2001, employer contributions were reduced by $310,510 from forfeited, unvested accounts. The balance of forfeited accounts at December 31, 2001 is approximately $129,274.

Payment of benefits

Terminated participants who have vested benefits of less than $5,000 will be paid a lump-sum payment of their balance as soon as practical. Effective November 1, 2001, vested benefits in excess of $5,000 for terminated participants will also be paid in a lump-sum payment and other optional forms of distribution were eliminated.

Administration

The Plan is administered by a committee, which is appointed by the Board of Directors of the Company. The Company pays the majority of the expenses related to the Plan's operations.

Participant loans

Subject to certain limitations set forth in the Plan, participants may borrow from the Plan collateralized by their Plan account balances. Participants may borrow an aggregate maximum of the lesser of (a) $50,000, subject to certain adjustments as set forth in the Plan, or (b) one-half of the participant's vested account balance at the time the loan is made. Loans are generally made for a maximum term of five years with the exception of primary residence loans which are made for a maximum term of fifteen years, with payments by payroll deductions. Loans bear interest at rates determined by the Plan's committee, which range from 5.75% to 10.5%.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, distribution would be made to participants in the amounts of their respective account balances. Under the Plan, all contributions and earnings thereon would be immediately vested and fully nonforfeitable.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment valuation and income recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the fair value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price. Units of the Vanguard Retirement Savings Trust are valued at fair value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are reflected in dividend income.

Determination of unrealized appreciation/depreciation and gain or loss on investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The unrealized appreciation or depreciation in the fair value of investments held at year-end and the gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain December 31, 2000 amounts have been reclassified to conform to the December 31, 2001 presentation.

3. INVESTMENTS

All investments are held by Vanguard under a trust agreement dated May 27, 1999. The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2001 and 2000 are as follows:

	2001	2000
T. Rowe Price Mid-Cap Growth Fund	$ 35,762,145	$ 36,720,087
Vanguard 500 Index Fund	106,057,549	131,016,613
Vanguard U.S. Growth Fund	21,182,328	30,566,534
Vanguard Wellington Fund	39,449,656	22,462,820
Vanguard Windsor II Fund	23,197,528	24,015,156
Vanguard Retirement Savings Trust	77,592,250	70,374,638
Flowserve Corporation Common Stock^	35,194,148	35,850,079
Individual investments less than 5% of net assets	36,361,648	47,154,871
Total investments	$ 374,797,252	$ 398,160,798

^ A portion of the investment balance represents non-participant directed funds as described in Note 4.

During 2001, the Plan's investments appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$ (32,801,549)
Common stocks	9,069,605
	$ (23,731,944)

4. NON-PARTICIPANT DIRECTED INVESTMENTS

Employer discretionary contributions are automatically invested in Flowserve Corporation Common Stock. Employees also have the option of investing their contributions, or a portion thereof, in the Flowserve Corporation Common Stock. Since the activity of the non-participant directed and participant directed investments in Flowserve Corporation Common Stock are combined, the entire investment is considered non-participant directed for purposes of this disclosure. Information regarding the net assets available for benefits and the changes in net assets available for benefits for non-participant directed investments is shown below:

	December 31, 2001	December 31, 2000
Net assets available for benefits:		
Flowserve Corporation Common Stock	$ 35,194,148	$ 35,850,079
	$ 35,194,148	$ 35,850,079

	For the Year Ended December 31, 2001
Changes in net assets available for benefits:	
Additions to net assets attributed to:	
Contributions	$ 3,028,482
Net appreciation in fair value of investments	8,558,181
Total additions	11,586,663
Deductions from net assets attributed to:	
Benefits paid to participants	4,316,283
Interfund transfers	7,926,311
Total deductions	12,242,594
Decrease in net assets available for benefits	(655,931)
Net assets available for benefits at beginning of year	35,850,079
Net assets available for benefits at end of year	$ 35,194,148

The non-participant directed investments previously reported at December 31, 2000 should have been $35,850,079.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 26, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

On February 26, 2002, Flowserve Corporation filed with the Internal Revenue Service an application for a determination letter relating to the Plan's qualification under Section 401(a) of the Code.

7. SUBSEQUENT EVENTS

Effective January 1, 2002, the Plan was amended to increase the maximum contribution rate for participants from 20% to 50%.

Also effective January 1, 2002, the discretionary employer matching contribution is based solely upon the Company meeting a performance target, determined annually by the Company at its sole discretion.

Effective April 1, 2002, the Plan was amended allowing all amounts allocated to participant accounts to be invested in accordance with participant investment directions except for the Company discretionary contribution which shall automatically be invested in the Company Stock Fund and cannot be transferred for a one year period.

Effective May 2, 2002, with Flowserve Corporation's acquisition of the Flow Control Division of Invensys Corporation (IFC), the Company amended the Plan to provide for participation in the Plan by U.S. employees of IFC.

IFC employees of the Limitorque Division who are in the bargaining unit represented by the Gear Workers Lodge No. 958 of the International Association of Machinists and Aerospace Workers, District Lodge No. 16, AFL-CIO shall be allowed a maximum employee contribution of 25% of compensation (as defined by the Plan), an employer fixed match of 50% of the first 4% of employee pre-tax contributions, no employer discretionary match and no "catch up" contribution for employees over age 50, and shall be 0% vested until completion of three years of service and then shall be fully (100%) vested.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Differences between the financial statements and the Form 5500 are due to an adjustment made to the financial statements to accrue for the Company discretionary contribution for 2001 which was made in May 2002.

SUPPLEMENTAL SCHEDULES

FLOWSERVE CORPORATION
RETIREMENT SAVINGS PLAN

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	MSIFT Smallcap Value Portfolio	Registered Investment Company	$ 8,340,971	$ 7,504,332
	Putnam International Growth A Fund	Registered Investment Company	8,571,905	6,949,467
	T. Rowe Price Mid-Cap Growth Fund	Registered Investment Company	34,684,911	35,762,145
*	Vanguard 500 Index Fund	Registered Investment Company	121,070,289	106,057,549
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	13,476,996	13,721,048
*	Vanguard U.S. Growth Fund	Registered Investment Company	37,808,112	21,182,328
*	Vanguard Wellington Fund	Registered Investment Company	41,820,963	39,449,656
*	Vanguard Windsor II Fund	Registered Investment Company	25,725,045	23,197,528
*	Vanguard Retirement Savings Trust	Common/Collective Trust	77,592,250	77,592,250
*	Flowserve Corporation Stock Fund	Company Stock Fund	26,200,014	35,194,148
*	Loan Fund	5.75% - 10.5%	-	8,186,801
	Total assets held for investment purposes		$ 395,291,456	$ 374,797,252

* Party-in-interest

FLOWSERVE CORPORATION
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS*
FOR THE YEAR ENDED DECEMBER 31, 2001

(a) Identity of Party Involved	(b) Description of Asset (include interest rate and maturity in the case of a loan)	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain or (Loss)
Flowserve Corporation	Flowserve Corporation Stock Fund	$ 9,460,618			$ 9,460,618	
Flowserve Corporation	Flowserve Corporation Stock Fund		$ 18,675,512	$ 14,940,996	18,675,512	$ 3,734,516

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.